Name	Ownership Percentage	Jurisdiction
Jpak Group Co., Ltd.	100%	Cayman Islands
Grand International Industrial Limited	100% (through Jpak Group Co., Ltd.)	Hong Kong
Qingdao Renmin Printing Co., Ltd.	100% (through Grand International Industrial Limited)	Peoples Republic of China